Shareholder Meeting Results (unaudited)

The adjourned Annual Meeting of Shareholders of Narragansett
Insured Tax-Free Income Fund (the "Fund") was held on November 8, 2002. The holders of shares representing 67.27% of the total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matters were voted upon and approved by the shareholders (the resulting votes for each matter are presented below).


1. Approval of a new revised and amended Investment Advisory and Administration Agreement for the Fund.

Number of Votes

			For			Against		Abstain

			4,528,290		114,627		206,556